                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                   ACSYS, INC.
                            (Name of Subject Company)

                                   ----------

                                   ACSYS, INC.
                        (Name of Person Filing Statement)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                      (INCLUDING ASSOCIATED SERIES A JUNIOR
                 PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS)
                        (Title of Classes of Securities)

                                   00087X 103
                      (CUSIP Number of Class of Securities)

                                   ----------


                                 DAVID C. COOPER
                             CHIEF EXECUTIVE OFFICER
                                   ACSYS, INC.
                                 75 14TH STREET
                                   SUITE 2200
                             ATLANTA, GEORGIA 30309
                                 (404) 817-9440
           (Name, Address and Telephone Number of Person authorized to
                 Receive Notices and Communications on Behalf of
                          the Person Filing Statement)

                                 WITH A COPY TO:

                                 BRYAN E. DAVIS
                                ALSTON & BIRD LLP
                               ONE ATLANTIC CENTER
                           1201 WEST PEACHTREE STREET
                             ATLANTA, GEORGIA 30309
                                 (404) 881-7000

/ /   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          This Amendment amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9") filed with the Securities and Exchange Commission on April 27, 2000, by Acsys, Inc., a Georgia corporation (the "Company"). The Schedule 14D-9 relates to the tender offer (the "Offer") by Platform Purchaser Inc., a Georgia corporation (the "Purchaser") and an affiliate of Vedior N.V., a company organized under the laws of the Netherlands and to become, immediately prior to the initial purchase of Shares (as defined below) under the Offer, a wholly owned subsidiary of Tiberia B.V., a company organized under the laws of the Netherlands, to purchase all the outstanding shares of common stock, no par value per share (including the associated series A junior participating preferred stock purchase rights, the "Shares"), of the Company, at a purchase price of $5 per Share, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated April 27, 2000, and in the related Letter of Transmittal. The following items in the Schedule 14D-9 are hereby amended as follows:

ITEM 8.   ADDITIONAL INFORMATION.

          Item 8 of the Schedule 14D-9 is hereby amended and supplemented by the addition of the following paragraph at the end of the text appearing under the caption "Certain Legal Matters":

          As of May 19, 2000, early termination of the 15 day waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), was granted by the Federal Trade Commission and the Department of Justice. Early termination or expiration of the waiting period under the HSR Act was a condition of the Offer, and such condition has now been satisfied.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 9 of the Schedule 14D-9 is hereby amended and supplemented to include the following information:

          (a)(7)    Press Release issued by the Company on May 22, 2000.

                                    SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   ACSYS, INC.


                                   By:  /s/ David C. Cooper
                                        ----------------------------------------
                                        Name: David C. Cooper
                                        Title: Chairman of the Board and Chief
                                        Executive Officer

Dated: May 22, 2000

                                INDEX TO EXHIBITS

ITEM           DESCRIPTION
----           -----------

(a)(7)         Press Release issued by the Company on May 22, 2000.